HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 — 788 — 8200 FAX 804 — 788 — 8218

FILE NO: 68139.1004

October 5, 2010

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC
Pre-Effective Amendment No. 10 to Registration Statement on Form S-11
Filed on September 30, 2010
Registration No. 333-160562

Dear Mr. Kluck:

As counsel to Ellington Financial LLC, a Delaware limited liability company (the “Company”), we are transmitting for filing the Company’s supplemental response to Comment 1 of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 28, 2010.

For convenience of reference, Comment 1 contained in your September 28, 2010 comment letter is reprinted below in italics and is followed by the corresponding response of the Company.

In addition, we have provided to each of you, Jessica Barberich, Yolanda Crittendon and Duc Dang a courtesy copy of this letter and two courtesy copies of Pre-Effective Amendment No. 11 to the Company’s Registration Statement on Form S-11 (File No. 333-160562) filed by the Company on October 4, 2010, one copy of which has been marked to reflect changes made to Amendment No. 10 to the Registration Statement filed with the Commission on September 30, 2010. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Thomas Kluck

October 5, 2010

Liquidity Management, page 97

Our Financing Strategies and Use of Leverage, page 97

1.	We have read your response to comment three in our letter dated June 10, 2010. Please walk us through an example of when you engage in a TBA roll transaction with the same counterparty, a TBA roll transaction with different counterparties, as well as a TBA non-roll purchase and sale transaction. For each example, please include journal entries and the timing when such entries are recorded. Your examples should also discuss how these transactions are being presented on the balance sheet.

RESPONSE: In response to the Staff’s comment, we have prepared journal entries related to four examples of TBA transactions. The examples, which are set forth on Exhibit A hereto, are as follows:

•	Example 1— Initial Short TBA Transaction with Counterparty X Followed by a TBA Roll Transaction with Counterparty Y

•	Example 2—Initial Short TBA Transaction with Counterparty X Followed by a TBA Roll Transaction with Counterparty X

•	Example 3—Initial Short TBA Transaction with Counterparty X Followed by a Non-Roll Transaction with Counterparty Y

•	Example 4—Initial Short TBA Transaction with Counterparty X Followed by a Non-Roll Transaction with Counterparty X

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366.

Very truly yours,

/s/ Daniel M. LeBey Daniel M. LeBey

Mr. Thomas Kluck

October 5, 2010

cc:	Valerie Ford Jacob
Paul D. Tropp
Laurence Penn
Lisa Mumford

Exhibit A

Example 1 — Initial Short Transaction with Counterparty X followed by a TBA Roll Transaction with Counterparty Y

Date		Journal Entries	Dr	Cr	Notes

1/12/20XX	1	Transaction A: Short sale of 50,000,000 TBA FNMA 4.5% @ 103 for settlement 2/14 to Counterparty X
		Receivable for Securities Sold	51,500,000
		Investments Sold Short		51,500,000

1/29/20XX	2	Transaction B: Purchase of 50,000,000 TBA FNMA 4.5% @ 102 for settlement 2/14 from Counterparty Y			Transaction B is not offset against Transaction A since the counterparties differ.
		Investments	51,000,000
		Payable for Securities Purchased		51,000,000

1/29/20XX	3	Transaction C: Short sale of 50,000,000 TBA FNMA 4.5% @ 101.5 for settlement 3/14 to Counterparty Y			Transaction C is not offset against Transaction B since the settlement dates differ.
		Receivable for Securities Sold	50,750,000
		Investments Sold Short		50,750,000

		Assume that at 1/31/20XX, TBA FNMA 4.5%s for settlement 2/14 are valued at 102, and TBA FNMA 4.5%s for settlement 3/14 are valued at 101.5.			So only Transaction A has an unrealized gain/loss.
1/31/20XX	4	To record unrealized gain on Transaction A
		Investments Sold Short	500,000
		Unrealized Gain		500,000

1/31/20XX		Month End Balance Sheet
		Investments	51,000,000
		Receivable for Securities Sold	102,250,000

		Total Assets	153,250,000

		Investments Sold Short	101,750,000
		Payable for Securities Purchased	51,000,000

		Total Liabilities	152,750,000
		Shareholders’ Equity	500,000

		Liabilities and Shareholders’ Equity	153,250,000

Assume that at the Company’s request, Transaction A is assigned by Counterparty X to Counterparty Y in order for the Company to avoid the complications and risks of having to intermediate the delivery of securities from Counterparty Y to Counterparty X.

					Counterparty Y is now the counterparty to both Transaction A and Transaction B, and these transactions can then be settled on a net basis.
2/14/20XX	5	To record net settlement of Transaction A and Transaction B and the associated realization of unrealized gain
		Investments Sold Short	51,000,000
		Payable for Securities Purchased	51,000,000
		Cash	500,000
		Receivable for Securities Sold		51,500,000
		Investments		51,000,000
		Unrealized Gain	500,000
		Realized Gain		500,000

		Assume that at 2/28/20XX, TBA FNMA 4.5%s for settlement 3/14 are valued at 101.5
2/28/20XX		Month End Balance Sheet
		Cash	500,000
		Investments	—
		Receivable for Securities Sold	50,750,000

		Total Assets	51,250,000

		Investments Sold Short	50,750,000
		Payable for Securities Purchased	—

		Total Liabilities	50,750,000
		Shareholders’ Equity	500,000

		Liabilities and Shareholders’ Equity	51,250,000

Example 2 — Initial Short Transaction with Counterparty X followed by a Roll Transaction with Counterparty X

Date		Journal Entries	Dr	Cr	Notes

1/12/20XX	1	Transaction A: Short sale of 50,000,000 TBA FNMA 4.5% @ 103 for settlement 2/ 14 to Counterparty X
		Receivable for Securities Sold	51,500,000
		Investments Sold Short		51,500,000

1/29/20XX	2	Transaction B: Purchase of 50,000,000 TBA FNMA 4.5% @ 102 for settlement 2/14 from Counterparty X			Transaction B is offset against Transaction A since the right of offset exists (same counterparty, same cusip, same settlement).
		Investments Sold Short	51,000,000
		Receivable for Securities Sold		51,000,000

1/29/20XX	3	Transaction C: Short sale of 50,000,000 TBA FNMA 4.5% @ 101.5 for settlement 3/14 to Counterparty X
		Receivable for Securities Sold Short	50,750,000
		Investments Sold Short		50,750,000

1/29/20XX	4	To recognize realized gain on Transactions A and B			Because the right of offset exists for accounting purposes, the net gain is characterized as realized.
		Investments Sold Short	500,000
		Realized Gain (Equity)		500,000

		Assume that at 1/31/20XX, TBA FNMA 4.5%s for settlement 3/14 are valued at 101.5.
1/31/20XX		Month End Balance Sheet
		Investments	—
		Receivable for Securities Sold	51,250,000

		Total Assets	51,250,000

		Investments Sold Short	50,750,000
		Payable for Securities Purchased	—

		Total Liabilities	50,750,000
		Shareholders’ Equity	500,000

		Liabilities and Shareholders’ Equity	51,250,000

2/14/20XX	5	To record net settlement with Counterparty X
		Cash	500,000
		Receivable for Securities Sold		500,000

		Assume that at 2/28/20XX, TBA FNMA 4.5%s for settlement 3/14 are valued at 101.5.
2/28/20XX		Month End Balance Sheet
		Cash	500,000
		Investments	—
		Receivable for Securities Sold	50,750,000

		Total Assets	51,250,000

		Investments Sold Short	50,750,000
		Payable for Securities Purchased	—

		Total Liabilities	50,750,000
		Shareholders’ Equity	500,000

		Liabilities and Shareholders’ Equity	51,250,000

Example 3 — Initial Short Transaction with Counterparty X followed by a Non-Roll Transaction with Counterparty Y

Date		Journal Entries	Dr	Cr	Notes

1/12/20XX	1	Transaction A: Short sale of 50,000,000 FNMA 4.5% @ 103 for settlement 2/14 to Counterparty X
		Receivable for Securities Sold	51,500,000
		Investments Sold Short		51,500,000

		Assume the Company does not wish to maintain its short position; but rather chooses to “flatten out” Transaction A.
1/29/20XX	2	Transaction B: Purchase of 50,000,000 FNMA 4.5% @ 102 for settlement 2/14 from Counterparty Y			Transaction B is not offset against Transaction A since the counterparties differ.
		Investments	51,000,000
		Payable for Securities Purchased		51,000,000
		Assume that at 1/31/20XX, TBA FNMA 4.5%s for settlement 2/14 are valued at 102.
1/31/20XX	3	To record unrealized gain on Transaction A
		Investments Sold Short	500,000
		Unrealized Gain		500,000

1/31/20XX		Month End Balance Sheet
		Investments	51,000,000
		Receivable for Securities Sold	51,500,000

		Total Assets	102,500,000

		Investments Sold Short	51,000,000
		Payable for Securities Purchased	51,000,000

		Total Liabilities	102,000,000
		Shareholders’ Equity	500,000

		Liabilities and Shareholders’ Equity	102,500,000

Assume that at the Company’s request, Transaction A is assigned by Counterparty X to Counterparty Y in order for the Company to avoid the complications and risks of having to intermediate the delivery of securities from Counterparty Y to Counterparty X.

					Counterparty Y is now the counterparty to both Transaction A and Transaction B, and these transactions can then be settled on a net basis.
2/14/20XX	4	To record net settlement of Transaction A and Transaction B and the associated realization of unrealized gain
		Investments Sold Short	51,000,000
		Payable for Securities Purchased	51,500,000
		Cash	500,000
		Receivable for Securities Sold		51,500,000
		Investments		51,500,000

		Unrealized Gain	500,000
		Realized Gain		500,000

2/28/20XX		Month End Balance Sheet
		Cash	500,000
		Investments	—
		Receivable for Securities Sold	—

		Total Assets	500,000

		Investments Sold Short	—
		Payable for Securities Purchased	—

		Total Liabilities	—
		Shareholders’ Equity	500,000

		Liabilities and Shareholders’ Equity	500,000

Example 4 — Initial Short Transaction with Counterparty X followed by a Non-Roll Transaction with Counterparty X

Date		Journal Entries	Dr	Cr	Notes

1/12/20XX	1	Transaction A: Short sale of 50,000,000 FNMA 4.5% @ 103 for settlement 2/14 to Counterparty X
		Receivable for Securities Sold	51,500,000
		Investments Sold Short		51,500,000

		Assume the Company does not wish to maintain its short position; but rather chooses to “flatten out” Transaction A.
1/29/20XX	2	Transaction B: Purchase of 50,000,000 FNMA 4.5% @ 102 for settlement 2/14 from Counterparty X			Transaction B is offset against Transaction A since the right of offset exists (same counterparty, same cusip, same settlement).
		Investments Sold Short	51,000,000
		Receivable for Securities Sold		51,000,000

1/29/20XX	3	To record realized gain on Transaction A
		Receivable for Securities Sold	500,000
		Realized Gain		500,000

1/31/20XX		Month End Balance Sheet
		Investments	—
		Receivable for Securities Sold	500,000

		Total Assets	500,000

		Investments Sold Short	—
		Payable for Securities Purchased	—

		Total Liabilities	—
		Shareholders’ Equity	500,000

		Liabilities and Shareholders’ Equity	500,000

2/14/20XX	4	To record net settlement with Counterparty X
		Cash	500,000
		Receivable for Securities Sold		500,000

2/28/20XX		Month End Balance Sheet
		Cash	500,000
		Investments	—
		Receivable for Securities Sold	—

		Total Assets	500,000

		Investments Sold Short	—
		Payable for Securities Purchased	—

		Total Liabilities	—
		Shareholders’ Equity	500,000

		Liabilities and Shareholders’ Equity	500,000